UNITED STATES
                         SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C. 20549


                                     FORM 12b-25
                                   SEC FILE NUMBER
                                      [0-26194]
                              NOTIFICATION OF LATE FILING


      /X/Form 10-K  / / Form 20-F  / / Form 11-K  / / Form 10-Q  / / Form N-SAR

For Period Ended: September 30, 1998

[ ]Transition Report on Form 10-K
[ ]Transition Report on Form 20-F
[ ]Transition Report on Form 11-K
[ ]Transition Report on Form 10-Q
[ ]Transition Report on Form N-SAR

For the Transition Period Ended: [             ]


      Read Instruction Sheet Before Preparing Form. Please Print or Type.

      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

      If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: ______________________
____________________________________________________________________________





                                      PART I
                              REGISTRANT INFORMATION


Full Name of Registrant: Seer Technologies, Inc.

Former Name if Applicable: N/A

Address of Principal Executive Office (Street and Number):  8000 Regency
               Parkway

City, State and Zip Code:  Cary, North Carolina 27511


                                     PART II
                              RULES 12b-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     [X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;


          (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR,or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

          (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.




                                     PART III
                                    NARRATIVE

     State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the Transition report or portion thereof, could not be filed within the prescribed time period.

     The Registrant's Form 10-K for the year ended September 30, 1998 cannot be timely filed for the following reasons:

          The Registrant has announced a pending strategic merger with Level8 Systems, Inc. As the first step in this transaction, Level8 has agreed to acquire approximately 69% of the outstanding voting shares of the Registrant held by a group led by Welsh, Carson, Anderson and Stowe VI L.P.("WCAS"). In addition, as part of the agreement, WCAS and Level8 have agreed to make a significant contribution of funds to help pay down the Registrant's bank debt. This initial stage of the transaction is expected to be completed by December 31, 1998. Due to the pending significant contribution of funds and the pending change of control to be completed in the immediate future, and the impact of the foregoing on the Registrant's financial condition, the Registrant's Form 10-K cannot be filed within the prescribed period without unreasonable effort or expense.



                                     PART IV
                                OTHER INFORMATION


     (1) Name and telephone number of persons to contact in regard to this notification.


          Dennis McKinnie            (919)            380-5000

          (Name)                  (Area Code)    (Telephone Number)


     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

                                 /x/Yes / / No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?


                                /x / Yes / / No


     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


          The Company expects to report a 38% decline in total revenue for fiscal 1998 as compared to fiscal 1997, primarily resulting from:


          * Diversion of funds and resources of the Registrant's customers into renovations of existing application for the Year 2000 rather than investing in new applications and development tools such as those offered by the Registrant.


          * The Registrant's 1998 restructuring, which significantly decreased the number of sales and marketing personnel and caused a significant diversion of management resources.


          * The impact of the downturn in the Asian economy on sales to Asian prospects.


     The foregoing is based on preliminary information and analysis and is subject to the more complete information to be contained in the Company's Annual Report on Form 10-K.





















                                        Seer Technologies, Inc.

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date:  December 29, 1998                By: /s/ Dennis McKinnie
                                            Dennis McKinnie
                                            Vice President and General Counsel